Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Apple Hospitality REIT, Inc. for the registration of its common shares, preferred shares, depository shares, warrants, rights, and debt securities and to the incorporation by reference therein of our report dated February 22, 2024, with respect to the consolidated financial statements of Apple Hospitality REIT, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, VA

February 25, 2025